Exhibit 99.1

TSX: JE.
NYSE: JE.

•	FOR IMMEDIATE RELEASE

         PRESS RELEASE

JUST ENERGY GROUP INC. ANNOUNCES COMPLETION OF EARLY REDEMPTION OF ITS 6.0% CONVERTIBLE DEBENTURES DUE JUNE 2017

TORONTO, ONTARIO – February 21, 2017 - Just Energy Group Inc. (“Just Energy”), a leading retail energy provider specializing in electricity and natural gas commodities, energy efficiency solutions, and renewable energy options, announced today that it has closed its previously announced redemption of the outstanding $94,652,000 principal amount of its 6.0% Convertible Debentures scheduled to mature on June 30, 2017 (TSX: JE.DB) (the “Debentures”). Just Energy paid in cash to the holders of Debentures a redemption price equal to $1,008.5479 for each $1,000 principal amount of Debentures, being equal to the aggregate of $1,000 principal amount and all accrued plus unpaid interest thereon to but excluding today’s date, in each case less any taxes required to be deducted or withheld.

About Just Energy Group Inc.

Established in 1997, Just Energy is a leading retail energy provider specializing in electricity and natural gas commodities, energy efficiency solutions, and renewable energy options.  With offices located across the United States, Canada, the United Kingdom and Germany, Just Energy serves approximately two million residential and commercial customers providing homes and businesses with a broad range of energy solutions that deliver comfort, convenience and control. Just Energy Group Inc. is the parent company of Amigo Energy, Commerce Energy, Green Star Energy, Hudson Energy, Just Energy Solar, Tara Energy and TerraPass. Visit justenergygroup.com to learn more. Also, find us on Facebook and follow us on Twitter.

FORWARD-LOOKING STATEMENTS

This press release may contain forward-looking statements and information.  Forward-looking statements and information in this press release include, but are not limited to, statements pertaining to dividends, and the timing for payment and tax treatment thereof. These statements are based on current expectations that involve a number of risks and uncertainties which could cause actual results to differ from those anticipated. These risks include, but are not limited to general economic and market conditions, levels of customer natural gas and electricity consumption, rates of customer additions and renewals, rates of customer attrition, fluctuations in natural gas and electricity prices, results of litigation, changes in regulatory regimes and decisions by regulatory authorities, competition and dependence on certain suppliers. Additional information on these and other factors that could affect Just Energy's operations, financial results or dividend levels are included in Just Energy's annual information form and other reports on file with Canadian securities regulatory authorities which can be accessed through the SEDAR website at www.sedar.com, on the U.S. Securities Exchange Commission’s website at www.sec.gov or through Just Energy's website at www.justenergygroup.com.

Neither the Toronto Stock Exchange nor the New York Stock Exchange has approved nor disapproved of the information contained herein.

FOR FURTHER INFORMATION PLEASE CONTACT:

Pat McCullough
Chief Financial Officer
Just Energy
713-933-0895
pmccullough@justenergy.com

or

Michael Cummings
Investor Relations
Alpha IR Group
617-461-1101
michael.cummings@alpha-ir.com